                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 75)

                          DeSoto, Inc.
- -----------------------------------------------------------------
                        (Name of Issuer)

                    Common Stock, 1 par value
- -----------------------------------------------------------------
                   (Title Class of Securities)

                            250595105
- -----------------------------------------------------------------
                         (CUSIP Number)

                      Sutton Holding Corp.
                      101 East 52nd Street
                           11th Floor
                    New York, New York  10022
                    Attention:  William Spier
                         (212) 759-3287
                               and
                       Peter Golden, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York  10004
                          (212) 859-8000
- -----------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                          August 20, 1996
- -----------------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].   (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             1 of 13
                                                 SEC 1746 (12-91)

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                          SCHEDULE 13D

CUSIP No.   250595-10-5                     Page  2  of 13 Pages
           -------------                         ---    --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Sutton Holding Corp.
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]   (b)[ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
            WC

   5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

 NUMBER OF     7   SOLE VOTING POWER
  SHARES

BENEFICIALLY   8   SHARED VOTING POWER
   OWNED

  BY EACH      9   SOLE DISPOSITIVE POWER
 REPORTING

  PERSON      10   SHARED DISPOSITIVE POWER
   WITH               0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             100 Shares

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              less than .01%

  14   TYPE OF REPORTING PERSON*
              CO

                             2 of 13

                          SCHEDULE 13D

CUSIP No.   250595-10-5                     Page  3  of 13 Pages
           -------------                         ---    --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Coatings Group, Inc.
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]   (b)[ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
            WC, OO

   5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

 NUMBER OF     7   SOLE VOTING POWER
  SHARES              246,507 Shares*

BENEFICIALLY   8   SHARED VOTING POWER
   OWNED

  BY EACH      9   SOLE DISPOSITIVE POWER
 REPORTING

  PERSON      10   SHARED DISPOSITIVE POWER
   WITH               246,507 Shares*

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             246,507 Shares*

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.26%

  14   TYPE OF REPORTING PERSON*
              CO

* Does not include shares which may be acquired upon exercise of warrants. See Section 5.

                             3 of 13

                          SCHEDULE 13D

CUSIP No.   250595-10-5                     Page  4  of 13 Pages
           -------------                         ---    --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Anders Schroeder (includes stock ownership of
                Asgard, Ltd. which is affiliated with Mr. Schroeder)
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]   (b)[ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
            PF and, with respect to Asgard, Ltd., WC

   5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Denmark

 NUMBER OF     7   SOLE VOTING POWER
  SHARES              218,970 Shares*

BENEFICIALLY   8   SHARED VOTING POWER
   OWNED              0

  BY EACH      9   SOLE DISPOSITIVE POWER
 REPORTING            218,970 Shares*

  PERSON      10   SHARED DISPOSITIVE POWER
   WITH               0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             218,970 Shares*

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.67%

  14   TYPE OF REPORTING PERSON*
              IN

* Does not include shares which may be acquired upon exercise of warrants. See Section 5.

                             4 of 13

                          SCHEDULE 13D

CUSIP No.   250595-10-5                     Page  5  of 13 Pages
           -------------                         ---    --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Parkway M&A Capital Corporation
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]   (b)[ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
            WC, OO

   5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             British Virgin

 NUMBER OF     7   SOLE VOTING POWER
  SHARES              84,144 Shares*

BENEFICIALLY   8   SHARED VOTING POWER
   OWNED

  BY EACH      9   SOLE DISPOSITIVE POWER
 REPORTING

  PERSON      10   SHARED DISPOSITIVE POWER
   WITH               84,144 Shares*

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             84,144 Shares*

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.79%

  14   TYPE OF REPORTING PERSON*
              CO

* Does not include shares which may be acquired upon exercise of warrants. See Section 5.

                             5 of 13

                          SCHEDULE 13D

CUSIP No.   250595-10-5                     Page  6  of 13 Pages
           -------------                         ---    --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                M&A Investment Pte Ltd.
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]   (b)[ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
            WC, OO

   5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Singapore

 NUMBER OF     7   SOLE VOTING POWER
  SHARES              47,368 Shares

BENEFICIALLY   8   SHARED VOTING POWER
   OWNED

  BY EACH      9   SOLE DISPOSITIVE POWER
 REPORTING

  PERSON      10   SHARED DISPOSITIVE POWER
   WITH               47,368 Shares

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             47,368 Shares

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.01%

  14   TYPE OF REPORTING PERSON*
              CO

                             6 of 13

     This Amendment No. 75 amends and supplements the statement on Schedule 13D, filed by Sutton Holding Corp., a New York corporation ("Sutton"), and certain related parties on November 14, 1989 (the "Schedule 13D") with respect to the Common
Stock, par value $1.00 per share (the "Shares"), of DeSoto, Inc., a Delaware corporation (the "Company").

     Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Schedule 13D.

     Item 4 of the Schedule 13D is hereby amended to add the following information:


ITEM 4. PURPOSE OF TRANSACTION

     On August 20, 1996, a Group Dissolution Agreement was executed with the effect that, except for Sutton and Coatings Group, Inc., there will no longer be a group filing this
Schedule 13D.  The Group Dissolution Agreement is described in
Item 5 hereof.

     On June 26, 1996, the Company and Keystone Consolidated Industries, Inc. ("Keystone") entered into an Agreement and Plan of Reorganization (the "Merger Agreement") which provides, among other things, that, subject to certain conditions, a subsidiary of Keystone will be merged with and into the Company and the Company will become a wholly owned subsidiary of Keystone (the "Merger"). In the Merger, each Share will be converted into
 .7465 shares of common stock of Keystone.

     In connection with the Merger Agreement, Coatings Group, Inc. ("Coatings"), Asgard, Ltd. ("Asgard"), Parkway M&A Capital Corporation ("Parkway") and M&A Investment Pte Ltd. ("M&A") entered into a Voting Agreement dated June 26, 1996 with Keystone (the "Voting Agreement") pursuant to which, among other things, they agreed to vote their Shares and Senior Preferred Shares in favor of the Merger Agreement and the transactions contemplated thereby at the meeting of stockholders of the Company to be called in connection with the Merger Agreement. Coatings, Asgard and Parkway also entered into (i) a Warrant Conversion Agreement dated June 26, 1996 (the "Warrant Conversion Agreement") with Keystone pursuant to which they agreed that one-half of their warrants to purchase an aggregate of 1,200,000 Shares will, upon consummation, of the Merger be canceled and (ii) a Preferred Stock Waiver and Consent Agreement dated June 26, 1996 (the "Preferred Stock Agreement") with Keystone pursuant to which, among other things, they agreed that their Senior Preferred Shares will be converted in the Merger into newly created preferred stock of Keystone having equivalent rights and cash in an amount equal to accrued and unpaid dividends (which, as of May 31, 1996, aggregated approximately $1.44 million), and that they will waive their right to require the


                             7 of 13
                                                 SEC 1746 (12-91)
redemption of the Senior Preferred Shares as a result of consummation of the Merger. Coatings Group, Asgard, Parkway and M&A also entered into a Stockholder Agreement (the "Stockholder Agreement") on June 26, 1996 with the Company, Keystone, and Contran Corporation pursuant to which they agreed that their rights under the Preferred Stock and Warrant Purchase Agreement dated as of July 21, 1992 (the "Purchase Agreement") with the Company will terminate upon consummation of the Merger except for the registration rights granted pursuant thereto and they agreed to certain limitations on such registration rights.

     The Voting Agreement, Warrant Conversion Agreement,
Preferred Stock Agreement, and Stockholders Agreement may facilitate and increase the likelihood that the Merger will be consummated.

     Item 5 of the Schedule 13D is hereby amended to add the following information:


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     On August 20, 1996, Coatings, Asgard, Parkway, and M&A agreed that they shall no longer act together with respect to their Shares and Senior Preferred Shares, including decisions regarding the purchase or sale of securities of the Company or voting of such securities. These parties have agreed that, in exercising their demand registration rights under the Purchase Agreement, Asgard is entitled to make one demand on behalf of the parties with registration rights and Coatings, Parkway and M&A are entitled to make one demand for registration and that their participation in any registration will be in proportion to the number of shares each wishes to include in the registration if all of their shares cannot be so included. As a result of this agreement (the "Group Dissolution Agreement"), (i) Coatings,
(ii) Asgard and (iii) Parkway and M&A are no longer a "group" for purposes of Schedule 13D. As a result of the Group Dissolution Agreement, as of the date hereof, the Shares owned by Sutton and Coatings and the Senior Preferred Shares owned by Coatings shall be the only securities owned by parties to this Schedule 13D who shall have a reporting obligation regarding Schedule 13D.

     The percentage ownership disclosed on pages 2 through 6 of this Amendment has been updated to reflect the 4,688,523 Shares reported by the Company to be outstanding in the Merger
Agreement.

     Item 6 of the Schedule 13D is hereby amended to add the following information:


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
      WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is made to Items 4 and 5 of this Amendment for a description of the Voting Agreement, Warrant Conversion
Agreement, Preferred Stock Agreement, Stockholders Agreement, and the Group Dissolution Agreement.


                             8 of 13

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          (i)  Voting Agreement

          (ii) Group Dissolution Agreement


                             9 of 13

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SUTTON HOLDING CORP.


                                   By:  /s/William Spier
                                       ------------------------
                                      William Spier


August 21, 1996


                            10 of 13

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   COATINGS GROUP, INC.


                                   By:  /s/William Spier
                                       ------------------------
                                      William Spier


August 21, 1996


                            11 of 13

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/Anders U. Schroeder
                                   ----------------------
                                   Anders U. Schroeder


August 21, 1996


                            12 of 13

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   M&A INVESTMENT PTE LTD.


                                   By:  /s/David Tobey
                                        ------------------------



                                   PARKWAY M&A CAPITAL
                                    CORPORATION


                                   By:  /s/David Tobey


August 21, 1996


                            13 of 13

                        VOTING AGREEMENT



          Agreement dated as of June 26, 1996 between each of the parties listed on Schedule A hereto (collectively, the "Principal Shareholders") and Keystone Consolidated Industries, Inc., a Delaware corporation ("Keystone"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

          In consideration of the execution by Keystone of the Agreement and Plan of Reorganization dated as of June 26, 1996 (the "Merger Agreement") between DeSoto, Inc., a Delaware corporation ("DeSoto"), and Keystone, and other good and valuable consideration, receipt of which is hereby acknowledged, the Principal Shareholders and Keystone hereby agree as follows:

          1.   REPRESENTATIONS AND WARRANTIES OF PRINCIPAL
SHAREHOLDER. Each Principal Shareholder hereby represents and warrants as to itself to Keystone as follows:

               (a) TITLE. As of the date hereof, the Principal Shareholder owns of record that number of shares of Common Stock, $1.00 par value, of DeSoto ("Common Shares") and that number of shares of Series B Preferred Stock of DeSoto ("Preferred Shares") set forth opposite its name on Schedule A hereto. (The Common Shares and Preferred Shares are together referred to as the "Shares".)

               (b) RIGHT TO VOTE. The Principal Shareholder has full legal power, authority and right to vote all Shares owned of record by it in favor of approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, without the consent or approval of, or any other action on the part of, any other person or entity. Without limiting the generality of the foregoing, except for this Agreement, the Principal Shareholder has not entered into any voting agreement with any person or entity with respect to any of the Shares, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposited any of the Shares in a voting trust or entered into any arrangement or agreement with any person or entity, in each such case having the effect of limiting or affecting the Principal Shareholder's legal power, authority or right to vote the Shares in favor of the approval and adoption of the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

               (c) AUTHORITY. The Principal Shareholder has full legal power, authority and right to execute and deliver, and to perform its obligations under, this Agreement. This Agreement has been duly executed and delivered by the Principal Shareholder and constitutes a valid and binding agreement of the Principal Shareholder enforceable against the Principal Shareholder in accordance with its terms, subject to (i) bankruptcy, insolvency, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally and
(ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity). As of the date of the DeSoto shareholders meeting to vote on approval and adoption of the Merger Agreement and, to the extent submitted to shareholders for approval, the transactions contemplated by the Merger Agreement, including any adjournment or postponement thereof (the "DeSoto Shareholders Meeting"), except for this Agreement, the Principal Shareholder will have full legal power, authority and right to vote all Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, without the consent or approval of, or any other action on the part of, any other person or entity. From and after the date hereof, the Principal Shareholder will not commit any act that could restrict or otherwise affect such legal power, authority and right to vote all Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement. Without limiting the generality of the foregoing, from and after the date hereof the Principal Shareholder will not enter into any voting agreement with any person or entity with respect to any of the Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any agreement or arrangement limiting or affecting the Principal Shareholder's legal power, authority or right to vote the Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement (other than this Agreement).

               (d)  CONFLICTING INSTRUMENTS; NO TRANSFER.
Neither the execution and delivery of this Agreement nor the performance by the Principal Shareholder of its agreements and obligations hereunder will result in any breach or violation of or be in conflict with or constitute a default under any term of
(i) any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which the Principal Shareholder is a party or by which the Principal Shareholder (or any of its assets) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or affect the Principal Shareholder's ability to cast the votes with respect to its Shares at the DeSoto Shareholders Meeting or (ii) the Certificate of Incorporation of DeSoto.

          2. REPRESENTATIONS AND WARRANTIES OF KEYSTONE. Keystone hereby represents and warrants to each Principal Shareholder that this Agreement has been duly authorized by all necessary corporate action on its part, has been duly executed and delivered by Keystone and is a valid and binding agreement of Keystone enforceable against Keystone in accordance with its terms, subject to (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally and the rights of creditors of insurance companies generally and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

          3. RESTRICTION ON TRANSFER. Each Principal Shareholder agrees that it will not, and will not agree to, sell, assign, dispose of, encumber, mortgage, hypothecate or otherwise transfer (collectively, "Transfer") any Shares or any options, warrants or other rights to acquire Common Shares or Preferred Shares to any person or entity; PROVIDED that, notwithstanding the foregoing, the Principal Shareholder shall be permitted to Transfer Shares to any person if prior to and as a condition of such Transfer such person agrees in writing to be bound by the terms of this Agreement, including but not limited to, the obligation to vote such Shares in accordance with Section 4 hereof.

          4. AGREEMENT TO VOTE OF PRINCIPAL SHAREHOLDERS. Each Principal Shareholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted all Shares owned of record by it at the DeSoto Shareholders Meeting and at any other adjournment thereof where such matters arise in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement.

          5. ACTION IN PRINCIPAL SHAREHOLDER CAPACITY ONLY. Each Principal Shareholder makes no agreement or understanding herein as director or officer of DeSoto. Each Principal Stockholder signs solely in its capacity as a record and beneficial owner of its Shares, and nothing herein shall limit or affect any actions taken any officer or director of DeSoto in his capacity as such.

          6. INVALID PROVISIONS. If any provision of this Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without it affecting the remaining provisions of this Agreement.

          7. EXECUTED IN COUNTERPARTS. This Agreement may be executed in counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

          8. SPECIFIC PERFORMANCE. The parties hereto agree that if for any reason any Principal Shareholder fails to perform any of its agreements or obligations under this Agreement irreparable harm or injury to Keystone would be caused for which money damages would not be an adequate remedy. Accordingly, each Principal Shareholder agrees that, in seeking to enforce this Agreement against that Principal Shareholder, Keystone shall be entitled to specific performance and injunctive and other equitable relief.

          9. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

          10. AMENDMENTS; TERMINATION. (a) This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

               (b)  The provisions of this Agreement shall
terminate upon the earlier to occur of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement.

               (c) For purposes of this Agreement, the term "Merger Agreement" includes the Merger Agreement, as the same may be modified or amended from time to time; PROVIDED that no such amendment or modification amends or modifies the Merger Agreement in a manner such that the Merger Agreement, as so amended or modified, is less favorable to the Principal Shareholders in any material respect than is the Merger Agreement in effect on the date hereof.

          11. ADDITIONAL SHARES. If, after the date hereof, a Principal Shareholder acquires direct ownership of any shares of Common Stock (any such shares, "Additional Shares"), including, without limitation, upon exercise of any option, warrant or right to acquire Common Shares or Preferred Shares or through any stock dividend or stock split, the provisions of this Agreement (other than those set forth in Section 1) applicable to Shares shall be applicable to such Additional Shares as if such Additional Shares had been Shares as of the date hereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares without action by any person or entity immediately upon the acquisition by that Principal Shareholder of direct ownership of such Additional Shares.

          12. ACTION BY WRITTEN CONSENT. If, in lieu of the DeSoto Shareholders Meeting, shareholder action in respect of the Merger Agreement or any of the transactions contemplated by the Merger Agreement is taken by written consent, the provisions of this Agreement imposing obligations in respect of or in connection with the DeSoto Shareholders Meeting shall apply MUTATIS MUTANDIS to such action by written consent.

          13. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors and permitted assigns; PROVIDED that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of Keystone (in the case of a Principal Shareholder or any of his permitted assigns) or the Principal Shareholders (in the case of Keystone). Without limiting the scope or effect of the restrictions on Transfer set forth in Section 3 hereof, each Principal Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

          14. NOTICES. All notices and other communications pursuant to this Agreement shall be delivered personally, by telecopy, by certified or registered mail or by courier at the addresses set forth below (or such other address specified by such person) and shall be deemed given at the time of delivery.

          If to Keystone:

               Keystone Consolidated Industries, Inc.
               Three Lincoln Centre
               5430 LBJ Freeway, Suite 1740

               Dallas, Texas  75240
               Attention:  Glenn R. Simmons

          with a copy to:

               Godwin & Carlton, P.C.
               901 Main Street, Suite 2500
               Dallas, Texas  75202
               Attention:  James G. Vetter, Jr.

          If to the Principal Shareholders:

               c/o DeSoto, Inc.
               101 East 52nd Street
               New York, New York  10022
               Attention:  William Spier

          with a copy to:

               Fried, Frank, Harris, Shriver & Jacobson
               One New York Plaza
               New York, New York  10004
               Attention:  Peter Golden, Esq.

          15. INTEGRATION. This Agreement constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings of the parties with respect to the subject matter hereof.


          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of this 26th day of June, 1996.



                         KEYSTONE CONSOLIDATED INDUSTRIES, INC.



                         By:
                             ----------------------------------
                         Name:
                         Title:


                         Principal Shareholders

                         COATINGS GROUP, INC.



                         By:
                             ----------------------------------
                         Name:
                         Title:




                         ANDERS U. SCHROEDER




                         ----------------------------------




                         ASGARD LTD.



                         By:
                             ----------------------------------
                         Name:  Anders U. Schroeder




                         PARKWAY M&A CAPITAL CORPORATION



                         By:
                             ----------------------------------
                         Name:
                         Title:




                         M&A INVESTMENT PTE LTD.



                         By:
                             ----------------------------------
                         Name:
                         Title:

                           SCHEDULE A

                                                              Series B
Principal Shareholder         Common Shares Owned       Preferred Shares Owned
- ---------------------         -------------------       ----------------------
1.   Coatings Group, Inc.           246,507                    259,259
2.   Anders U. Schroeder and
     Asgard Ltd.                    218,970                    194,444
3.   Parkway M&A Capital
     Corporation                     84,144                    129,630
4.   M&A Investment Pte Ltd.         47,368                          0


                   Group Dissolution Agreement



     AGREEMENT dated as of August 20, 1996 among Coatings Group, Inc. ("Coatings"), Asgard Ltd. ("Asgard"), Parkway M&A Capital Corporation ("Parkway"), and M&A Investment Pte Ltd. ("M&A") (Parkway and M&A collectively being referred to as "Parkway M&A").
     1.Each of Coatings, Asgard, and Parkway M&A hereby agrees that each of the others (and their respective affiliates) is free to buy, sell, hold and vote securities of DeSoto, Inc. ("DeSoto") without coordinating, consulting or reaching agreement with any of the others regardless of any prior understanding, agreement or arrangement, written or unwritten, among the parties.
     2.Each of Coatings, Asgard and Parkway M&A hereby agrees that the only agreement among these parties (and their respective affiliates) regarding securities issued by DeSoto (and any successor issuer, including Keystone Consolidated Industries, Inc. ("Keystone") is (i) that, in exercising demand registration rights under the Preferred Stock and Warrant Purchase Agreement dated as of July 21, 1992 with DeSoto or under the Stockholders Agreement dated as of June 26, 1996 with DeSoto, Keystone and Contran Corporation, Asgard shall be entitled to exercise one demand on behalf of the parties (without the consent of the other parties) and Coatings and Parkway M&A together shall be entitled to exercise one demand on behalf of the parties (without the consent of Asgard) and (ii) if all of their shares cannot be included in any registration (regardless of which party has exercised the demand in respect thereof), then their shares shall be included in proportion to the number of shares each wishes to include in the registration.
     3.Each of Coatings, Asgard and Parkway M&A agrees that Asgard shall be entitled to designate one of the two directors of Keystone the holders of the Series A Senior Preferred Stock of Keystone are permitted to designate if payment of dividends on this stock is in default, as provided in the terms of the stock, and Coatings and Parkway M&A shall be entitled to designate the other director; provided, that Asgard (or its affiliates) owns at the time of designation of directors at least 50% of the Series A Senior Preferred Stock that Asgard owns immediately after consummation of the merger of Desoto and a subsidiary of Keystone.

     Accepted and agreed by:


                              COATINGS GROUP, INC.


                              By:
                                 -------------------------
                                William Spier


                              ASGARD, LTD.


                              By:
                                 -------------------------
                                Anders U. Schroeder


                              PARKWAY M&A CAPITAL
                                CORPORATION


                              By:
                                 -------------------------
                                David Tobey


                              M&A INVESTMENT PTE LTD.


                              By:
                                 -------------------------
                                David Tobey

                                2